

June 21, 2013

<u>Via E-Mail</u>
Nand Khanna
President and Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

> **Re:** **Sonasoft Corp.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed June 3, 2013**
> **File No. 024-10327**

Dear Mr. Khanna:

We have reviewed your amended offering statement and have the following comments. Prior comments refer to those in our letter dated May 9, 2013.

<u>Notes to Financial Statements</u>

<u>General</u>

1. As indicated in each of our prior comment letters, you should replace all references to pre-codification literature throughout the filing with the appropriate codification reference. For example, we note that you continue to refer to SFAS 128 on page F-5 and SOP 97-2 and EITF 96-18 on page F-6. Revise the filing to correct <u>all</u> such references and please note that the examples provided herein are not intended to be all-inclusive.

<u>Note 1. Summary of Significant Accounting Policies and Organization</u>

<u>(G) Revenue Recognition, page F-6</u>

2. We note your response to prior comment 6 and have the following additional comments:

    *   As previously requested, tell us what percentage of the contract price you defer for maintenance when a customer purchases two or three years of maintenance with their initial license. For example, tell us whether you defer 15% times three years as your up-front fee for maintenance under the three-year arrangement (or 17.5% times two years for the two-year arrangements) or explain further how you bill and account for maintenance in these arrangements;
    *   Based on the information provided in your response to comment 19 in your April 23, 2013 letter, it appears that you use the residual method pursuant to the guidance in

ASC 985-605-25-10 to account for your multiple-element arrangements. Please confirm or explain further how you allocate the arrangement fee amongst the various elements (i.e., software, installation and maintenance);

- You state that, to date, your experience has been that over 90% of the one-year maintenance contracts are renewed for another year. Tell us what percentage of your two-year and three-year customers actually renewed their maintenance contracts at the percentage rates disclosed in your response; and

- Revise your disclosures in Note 1(G) to discuss your accounting for multiple-element arrangements. Specifically, you should disclose whether you apply the residual method to these arrangements and if so, how you determine VSOE of fair value for the undelivered element (e.g. maintenance contracts). To the extent you are not applying the residual method, revise to describe how you determine VSOE of fair value for each element in the arrangement.

3. We note your response to prior comment 7; however, it remains unclear why liabilities that will not be recognized within the next twelve months are classified as current liabilities. In your response to comment 20 in your April 23, 2013 letter, you indicated that maintenance contracts are billed at the beginning of the term and recognized over the term of the arrangement in equal monthly installments. So, for example, if you enter into a three-year maintenance contract and bill the entire amount up-front, a portion of the revenue will be recognized during the next twelve months while a portion will be recognized beyond that point. As such, the only amount of deferred revenue that should be included in current liabilities is the portion that will be recognized in the next twelve months following the balance sheet date. All other amounts should be classified as non-current liabilities. Please revise your financial statements accordingly.

Note 7. Commitments and Contingencies, page F-11

4. As previously requested in our prior comment 8, please revise Note 7(B) to disclose the amount of accrued liability applicable to the product development agreement at December 31, 2012 and March 31, 2013. Also, please confirm that the revisions made to Note 7(C) correctly reflect the amount of accrued liability for the royalty agreement at March 31, 2013. In this regard, the amount currently disclosed ($226,431) equals the accrued balance at December 31, 2011 as you indicted in your prior response. Please confirm that you have provided the correct balance at March 31, 2013 and also revise to include the amount accrued at December 31, 2012 for the royalty agreement.

Note 9. Convertible Note Payable – Related Party, page F-12

5. We note the revisions made to your disclosures in Note 9 in response to our prior comment 9, however, it remains unclear which of the notes, if any, is convertible. Please clarify and revise your disclosures accordingly. To the extent that none of the notes are convertible, then consider removing "convertible" from the title of this footnote.

6.   Please further revise your disclosures in Note 9 to provide the balance at December 31, 2012 and March 31, 2013 separately for each note and ensure that the amounts provided agree to the amounts included in your balance sheet. Also, as previously requested, revise your balance sheet to classify any notes that have passed their maturity date as a current liability. In this regard, at a minimum all of the notes payable, with the exception of the amount payable to EMI Property Management should be classified as a current liability at December 31, 2012 and March 31, 2013.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc (by e-mail):   Gregg E. Jaclin, Esq.
                   Anslow & Jaclin LLP